EXHIBIT 21.1

Subsidiaries

•	Vertex Merger Sub, LLC, a California Limited Liability Company

•	Vertex Acquisition Sub, LLC, a Nevada Limited Liability Company (“Vertex Acquisition”)

Wholly-owned subsidiaries of Vertex Acquisition:

o	Cedar Marine Terminals, L.P., a Texas limited partnership

o	Crossroad Carriers, L.P., a Texas limited partnership

o	Vertex Recovery L.P., a Texas limited partnership

o	H&H Oil, L.P., a Texas limited partnership